October 30, 2015

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Calvert Responsible Index Series, Inc.
File numbers 333-34122 and 811-09877

Ladies and Gentlemen:
As Counsel to Calvert Investments, Inc., it is my opinion, based upon an examination of the Articles of Incorporation and By-Laws, other original or Photostat copies of Fund records, certificates of public officials, documents, papers, statutes, and authorities as deemed necessary to form the basis of this opinion., that the securities being registered by this Post-Effective Amendment No. 38 of the Trust will, when sold, be legally issued, fully paid and non-assessable.

Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 38 to its Registration Statement.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King
Associate General Counsel